Alliance One International, Inc. Tel: 919 379 4300 8001 Aerial Center Parkway Fax: 919 379 4346 Post Office Box 2009 www.aointl.com Morrisville, NC 27560-2009 USA

February 17, 2006

Ms. April Sifford United States Securities and Exchange Commission Mail Stop 7010 450 Fifth Street, N.W. Washington, D.C. 20549-7010 Fax: [202-772-9220]

Re: Alliance One International, Inc. Form 10-K for the year ended March 31, 2005 Filed June 14, 2005 File No. 0-06529

Dear Ms. Sifford:

This letter responds to your letter dated January 19, 2006, containing a comment of the Staff of the Securities and Exchange Commission relating to the Annual Report on Form 10-K for the fiscal year ended March 31, 2005 filed by Alliance One International, Inc. (“Alliance One” or the “Company”).  The Staff’s comment and the Company’s response are set forth below.

COMMENT

Form 10-K for the Year Ended March 31, 2005
Note N - Segment Information, page 70

1.

We note your determination that your Italian processing facility qualified for accounting as a discontinued operation. In this regard, please supplementally support your conclusion that you have just one reportable segment as defined SFAS 131. That is, tell us whether you have discrete financial information as contemplated by paragraph 10 of SFAS 131 on a facility by facility basis. Please provide us with your detailed SFAS 131 analysis. This would include your analysis of whether your business is comprised of multiple operating segments meeting the definition provided in SFAS 131, and, if so, how those operating segments meet the aggregation criteria described in paragraph 17, including similar economic characteristics such as gross margin. Submit to us all financial reports given, during the fourth quarter of fiscal 2005 and your most recent quarter, to your chief operating decision makers and board members who are responsible for allocating resources and assessing performance of the enterprise. Tell us whether your conclusions in this regard changed as a result of your May 2005 merger.

Ms. April Sifford United States Securities and Exchange Commission February 17, 2006 Page 2

RESPONSE:

Requested Financial Reports

We are sending you under separate cover supplemental materials that respond to your request for financial reports given, during the fourth quarter of fiscal 2005 and our most recent quarter, to our chief operating decision makers and board members who are responsible for allocating resources and assessing performance of the enterprise. In instances where there are multiple reports for multiple regions or for multiple periods, we are providing one example of such report.  We believe that the example report that we are providing for a region or period represents the form of and type of information provided in similar reports in all material respects.

SFAS 131 Analysis

The Company has determined it has one operating segment within the meaning of SFAS 131.  Almost all of the Company’s operations are centrally managed and are focused on satisfying its consolidated customer demand for processed leaf tobacco.   Procurement – buying of green leaf tobacco from growers or auctions all over the world – and processing of green leaf tobacco are managed at the local level.  Therefore, the Chief Operating Decision Maker “CODM” is tasked with managing the Company by balancing global customer demand with origin level product availability.

In SFAS 131, paragraph 4, the FASB prescribes the “management approach” to determining a reportable segment.

“The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.”

Paragraph 10 of SFAS 131 provides that “an operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance,

c. For which discrete financial information is available.”

In the next few paragraphs we summarize the Company’s evaluation of the criteria listed above in determining that the Company has one operating segment.

Ms. April Sifford United States Securities and Exchange Commission February 17, 2006 Page 3

“THAT ENGAGES IN BUSINESS ACTIVITIES FROM WHICH IT MAY EARN REVENUES AND INCUR EXPENSES”

The Company has one product, processed leaf tobacco, and one service, the processing of leaf tobacco.  The Company purchases green leaf tobacco (raw material) in more than 45 countries.  The leaf tobacco purchased in these countries is fungible and, within specific type (flue-cured, burley and oriental), quality and grade ranges, generally interchangeable between origins.   Tobacco is processed in our processing facilities located in various countries and shipped, primarily to large multinational producers of cigarettes and cigars, to delivery points around the world as selected by our customers, the majority of whom are located outside the region where the tobacco is sourced and processed.  Ten large multinational cigarette manufacturers historically represent in excess of 75% of our annual global sales revenue.

In order to service this consolidated customer base, the Company is managed centrally according to customer relationships.  Sales, logistics, inventory, accounts receivable, human resources and capital expenditures are all managed centrally at the corporate level.   In addition, the distribution chain, including shipping and invoicing, is managed centrally through corporate service centers.  Inventory management and production plans are directed by the sourcing choices of customers and managed at the corporate level.  Billing and collections are also managed centrally.  The primary function managed at the local level is green leaf tobacco procurement and processing.

The Company maintains relationships with its customers on a global basis through its centralized sales force.  We typically make most of our tobacco leaf purchases pursuant to customer orders or supply contracts or customer indications of anticipated need, with most purchases made based on indications.  There are only a few significant multinational customers in the industry and maintaining good relationships is vital to our ongoing success.  Management is significantly influenced by customer requests when considering operational decisions such as plant locations, sourcing arrangements and resource allocations.

Based on the Company’s analysis, each origin engages in business activities that earn revenues and incur expenses.

“WHOSE OPERATING RESULTS ARE REGULARLY REVIEWED BY THE ENTERPRISE’S CHIEF OPERATING DECISION MAKER TO MAKE DECISIONS ABOUT RESOURCES TO BE ALLOCATED TO THE SEGMENT AND ASSESS ITS PERFORMANCE”

Ms. April Sifford United States Securities and Exchange Commission February 17, 2006 Page 4

Alliance One’s CODM is a group comprised of five individuals: its Chief Executive Officer, President and Chief Operating Officer, Executive Vice President-Chief Financial Officer, Executive Vice President – Operations and Executive Vice President-Sales.  The CODM is responsible for analyzing global customer demand, allocating resources and assessing the consolidated financial performance of the Company.  The primary planning focus of the CODM is to allocate the resources of Alliance One to maximize corporate value based on (1) customer relationships and (2) worldwide product availability, quality and price.  Customer relationships are assessed on a global level, because our customers are global enterprises.  Product availability, quality and price is highly dependent on various outside factors, such as the risk that weather will negatively impact a specific growing season and specific origin conditions, and is therefore assessed globally and at the origin level.

Product availability, quality and price in any given origin vary from year to year due to several factors including farmer experience and continuity, weather and other growing conditions such as proper soil and agronomy techniques.  Because customer demand is contingent upon global product quality, availability, and price, there may be changes in a source for a customer depending upon the customer’s needs and expectations for the crop year and local growing and economic conditions.  During each annual planning cycle, the Executive Vice President-Sales reviews product information and sales forecasts on a customer-by-customer basis based on feedback from the worldwide sales force.  The product information includes anticipated sales by quality, grade and origin and the projected sales price.  The President and Chief Operating Officer reviews projected product availability information including quality, grade and anticipated cost structure by origin.  The CODM evaluates the overlapping components of aggregate customer demand and product availability.  If the anticipated customer demand is not consistent with the projected product availability, the CODM reviews and reallocates the Company’s capital resources to allocate product availability according to global product demand.

As would be expected in this structure, the Company provides incentive-based compensation to its employees according to the Company’s consolidated financial performance and not based on any regional or origin-based financial performance.

“FOR WHICH DISCRETE FINANCIAL INFORMATION IS AVAILABLE”

We maintain discrete financial information on a facility by facility basis.  Facility level financial information is required by law in most of the jurisdictions in which the Company maintains a facility.  Facilities are typically owned by a subsidiary of the Company located in the country of operation.  We use U.S. GAAP adjusted financial statements of these subsidiaries as our base level of data for consolidating the financial statements of the Company.

As can be seen from the Supplemental Materials, regional level financial information is included in the data provided to our CODM.  However, regional level financial information is merely a convenient intermediate step in rolling up our consolidated reports and financial information.  As discussed in detail above, the Company believes that because most if its operations are managed centrally and the allocation of the resources is based on (1) customer relationships and demand, and (2) worldwide product availability, quality and price, the Company has only one operating segment within the meaning of SFAS 131.

Ms. April Sifford United States Securities and Exchange Commission February 17, 2006 Page 5

Conclusion

The Company has determined it has one operating segment within the meaning of SFAS 131.  The Company’s global operational organization is a function of selling one product, processed leaf tobacco, to a global customer base.

Furthermore, the Company believes that reporting as one operating segment is consistent with the objectives and basic principles of SFAS 131.  Reporting as one operating segment reflects the Company’s approach to managing its business and making decisions about allocation of resources.  Because procurement and processing are managed at the local level and local production will fluctuate based on supply and demand driven primarily by customer purchase requirements, reporting multiple operating segments would likely make the Company’s financial statements less transparent and more confusing.

Our determination that we operate as one reportable segment did not change as a result of our May 2005 merger with Standard Commercial Corporation (“Standard”).  Standard managed its tobacco leaf purchasing and sales operations on a global basis in the same manner that the Company managed and continues to manage its worldwide tobacco leaf business.  Subsequent to the merger, no operational reporting distinction was made between former DIMON and a former Standard entity.  Accordingly, the merger of Standard with and into the Company did not change the fundamental nature of the Company’s global management.

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In connection with the foregoing response, the Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Ms. April Sifford United States Securities and Exchange Commission February 17, 2006 Page 6

Please direct any further questions or comments you may have regarding this filing to the undersigned at (919) 379-4346 (facsimile).

Very truly yours,

/s/ James A. Cooley
__________________________________________
James A. Cooley
Executive Vice President - Chief Financial Officer

Enclosures

cc:	Mr. Brian J. Harker
James S. Seevers, Jr., Esq. (Hunton & Williams LLP)